Exhibit 16.1

August 2, 2010

Office of the Chief Accountant
Securities and Exchange Commission Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Sunovia Energy Technologies, Inc.

We have read the statements included under Item 4 in the Form 8-K dated August 3, 2010 of Sunovia Energy Technologies, Inc. to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal as auditors. We cannot confirm or deny that the appointment of Kingery & Crouse, P.A. was approved by the Board of Directors or that they were not consulted prior to their appointment as auditors except for the consultation with respect to the calculation of the value of the Company's derivative securities which we were aware of.

Very truly yours,

/s/ Bobbit, Pittenger & Company, P.A.

Bobbit, Pittenger & Company, P.A.